UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 9, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Springleaf Finance Corporation

File No. 1-6155 - CF#31839

—————————————————

        Springleaf Finance Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 14, 2014.

        Based on representations by Springleaf Finance Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through	August 26, 2019
Exhibit 10.2	through	August 26, 2019
Exhibit 10.4	through	August 31, 2018

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary